SILVERCREST METALS INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on May 31, 2018

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of shareholders of SilverCrest Metals Inc. (the “Company”) will be held at 10:00 a.m. (Vancouver time) at SFU Morris J Wosk Centre for Dialogue, Room 320, 580 West Hastings Street, Vancouver, British Columbia on Thursday, May 31, 2018 for the following purposes:

1.	to receive the audited consolidated financial statements of the Company for the period ended December 31, 2017 with auditor’s report thereon;

2.	to fix the number of directors at seven and to elect seven directors for the ensuing year;

3.	to appoint the auditor for the ensuing year;

4.	to approve and confirm the Company’s “rolling 10%” stock option plan; and

5.	to transact such other business as may properly come before the meeting or any adjournment thereof.

All matters set forth above for consideration at the Meeting are more particularly described in the accompanying management information circular (“Information Circular”).

The Company is using the notice-and-access provisions (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 for the delivery of its Information Circular to its shareholders for the Meeting. Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Information Circular electronically or request a paper copy. Registered shareholders will still receive a Proxy form enabling them to vote at the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company’s meeting materials.

The Information Circular and other Meeting materials will be available on the Company’s website at http://www.silvercrestmetals.com/investors/agm/ as of April 25, 2018 and will remain on the website for one full year thereafter. Meeting materials are also available upon request, without charge, by email at info@silvercrestmetals.com or by calling toll free at 1-866-691-1730 (Canada and U.S.A.) or at +1-604-694-1730, or can be accessed online on SEDAR at www.sedar.com, as of April 25, 2018.

Only shareholders of record at the close of business on April 11, 2018 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the Proxy form. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 10:00 a.m. (Vancouver time) on May 29, 2018 or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated as of the 13th day of April, 2018.

BY ORDER OF THE BOARD

“N. Eric Fier”

N. Eric Fier
Chief Executive Officer